SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5)

                            NorthWestern Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per Share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    668074305
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                                 (CUSIP Number)

                                  Joel Piassick
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 2005
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D
                                 AMENDMENT NO. 5

     This  Amendment  amends  the  Schedule  13D  filed  by  Harbert  Distressed
Investment Master Fund, Ltd. (the "Master Fund"), HMC Distressed Investment Offshore Manager, L.L.C., HMC Investors, L.L.C., Philip Falcone, Raymond J. Harbert, and Michael D. Luce (the "Reporting Persons"), dated November 12, 2004, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons dated February 15, 2005, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons dated August 17, 2005, as amended by Amendment No. 3 to
Schedule 13D filed by the Reporting Persons dated October 19, 2005, as amended by Amendment No. 4 to Schedule 13D filed by the Reporting Persons dated November 28, 2005 (as amended, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share, of NorthWestern Corporation (the "Issuer"). Capitalized terms used in this Amendment without definition have the meanings assigned in the Schedule 13D.

Item 4. Purpose of Transaction.
        ----------------------

     Item 4 of the Schedule 13D is amended by adding the following disclosure:

     In a letter dated November 21, 2005, Black Hills Corporation ("BHC") made a proposal to enter into a business combination transaction with the Issuer pursuant to which each share of outstanding common stock of the Issuer would be exchanged for shares of common stock of BHC having a value in the range of $33.00 to $35.00 per share of Issuer common stock (the "Proposed Transaction").

     On December 15, 2005, Master Fund sent a letter to the Issuer, a copy of which is filed with this Amendment as Exhibit I. As described in the letter, Master Fund sent the letter in an effort to obtain fair value for its investment by encouraging the Board of Directors of the Issuer to immediately commence negotiations with BHC in relation to the Proposed Transaction as the most viable current option to obtain such fair value.

     On December 14, 2005, Master Fund engaged MacKenzie Partners, Inc. to assist the Reporting Persons in communicating with its fellow stockholders on matters relating to their mutual interests as stockholders, including, but not limited to, communicating with the stockholders regarding various proposals to increase stockholder value.

     The Reporting Persons continue to hold the Shares for investment purposes only.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Item 7 of the Schedule 13D is amended by adding the following exhibits.

Exhibit I: Letter from Master Fund to the Issuer dated December 15, 2005.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2005


                           Harbert Distressed Investment Master Fund, Ltd.

                                   By:      HMC Distressed Investment
                                            Offshore Manager, L.L.C.
                                   By:      HMC Investors, L.L.C.,
                                            Managing Member

                                   By:      /s/ Joel B. Piassick
                                                 ----------------------
                                                 Joel B. Piassick

                           HMC Distressed Investment Offshore Manager, L.L.C.

                                   By: HMC Investors, L.L.C., Managing Member

                                   By:      /s/ Joel B. Piassick
                                                 --------------------
                                                 Joel B. Piassick

                           HMC Investors, L.L.C.

                                   By:      /s/ Joel B. Piassick
                                                 --------------------
                                                 Joel B. Piassick

                                           /s/   Philip Falcone
                                                 --------------------
                                                 Philip Falcone

                                           /s/   Raymond J. Harbert
                                                 --------------------
                                                 Raymond J. Harbert

                                           /s/   Michael D. Luce
                                                 --------------------
                                                 Michael D. Luce

                                                     Exhibit I

Members of the Board of Directors
    of NorthWestern Corporation
Attn:    Dr. Ernest Linn Draper, Jr., Chairman of the Board
         Mr. Michael Hanson, CEO
NorthWestern Corporation
125 S. Dakota Avenue
Sioux Falls, SD  57104-6403
                                                              December 15, 2005

Harbert Distressed Investment Master Fund, Ltd. ("Harbert") holds approximately 20% of the common stock and approximately 33% of the warrants of NorthWestern Corporation ("NorthWestern"). Like all shareholders, Harbert's intention is to maximize shareholder value and believes that based on recent events a sale or merger of NorthWestern will accomplish that result.

We believe NorthWestern's Board and management have pursued a policy of rejecting bona fide offers to merge or sell the company regardless of the impact on shareholder value and the well being of the company. Through these actions and inactions of the management and Board of Directors of NorthWestern, we believe you are not properly discharging your fiduciary responsibilities. Taken in context, these actions by management and the Board are not in any of the shareholders' interests.

     o    In spring 2005, a confidential $32.50 cash offer by local communities
          (MPPI) was rejected by the Board. There was no attempt by the Board to resolve its concerns with the structure of the offer or its price or to negotiate an agreement with MPPI which the Board would find acceptable.

     o Once MPPI made its ofer public, shareholders urged that negotiations with MPPI be undertaken or interest be solicited from other buyers or merger partners. Instead no discussions with MPPI occurred and you rebuffed multiple invitations from another suitor, Black Hills Corporation ("Black Hills"), to discuss a proposed business combination.

     o Since the Board refused to negotiate with MPPI, the shareholders and their financial and legal advisors performed due diligence on the MPPI proposal, addressing the Board's objections to the deal and negotiating substantial improvements to the proposal from MPPI for the benefit of all shareholders. MPPI presented these improvements to the Board in a confidential letter clarifying their offer, and the Board did not respond to MPPI until shareholders disclosed publicly that the improvements to the offer had been made, at which point the Board rejected the revised proposal and again refused to negotiate with MPPI.

     o A few weeks ago, Mike Hanson told us that Black Hills had expressed no specific interest in acquiring or merging with NorthWestern, a fact we and other shareholders now know to be untrue.

     o Since July 2005, shareholders have asked NorthWestern to justify its rejection of MPPI by disclosing the stand alone value proposition that was indicated by NorthWestern to be the basis for the Board's decision. No stand alone plan was vetted and approved by the Board until about November 9. Following the November 10 investor call explaining the new plan, the share price fell from $29.50 to $27.85, its lowest level since May and a clear rejection of the plan by the shareholders.

     o On November 1, 2005, you received a confidential formal written proposal for a merger at $33-$35 per share from Black Hills. On November 16, you rejected its offer taking the position that NorthWestern was not interested in entering into merger negotiations with Black Hills. NorthWestern management did not disclose this offer to us or other shareholders when it promoted the stand alone plan on the November 10 investor call.

     o On November 17, immediately after rejecting the Black Hills offer (but before the existence of that offer was made public), Mike Hanson extended the attached formal written offer to us and two other large shareholders. In this proposal, NorthWestern would induce us to sell our shares in a public offering by agreeing to pay us a "top up fee" in order to guarantee us an above market floor price for our shares. We believe that this offer to use the assets of all shareholders to make a payment to only a few large shareholders was in large part intended to substantially dilute our ability to be an advocate for shareholder value. We declined to proceed with that proposal because, among other things, we believe that all shareholders can realize a great deal more than $29.00 per share if an offer like the one made by Black Hills is pursued.

     o NorthWestern has refused to enter into a confidentiality agreement with Black Hills to allow it to perform due diligence unless Black Hills agrees not to communicate with NorthWestern shareholders for one year, and unless Black Hills agrees not to attempt to purchase the company during that one year period. We can only assume, given NorthWestern's past conduct and its multiple rejections of Black Hills offers, that this is designed to allow NorthWestern to reject Black Hills yet again.

     o Finally, NorthWestern this week adopted a poison pill purportedly to "protect the interests of stockholders by discouraging coercive, unfair or abusive takeover tactics that do not offer fair value to all stockholders". Our view is that this is instead a situation where shareholders' interests need protection from a Board and management intent on entrenching itself at all costs.

Already one shareholder action has been filed against NorthWestern. We would prefer to realize value from a market transaction, and believe most shareholders would agree. But the limit of our patience has been reached. We will hold the members of the Board personally responsible for any loss of value we incur.

We believe the best approach for the Board to take at this time is to immediately engage Black Hills in bona fide merger negotiations since they are currently the most attractive proposition to realize value for all shareholders and permit them to perform due diligence. Black Hills has said that this process should only take six to eight weeks during which time we agree it is reasonable for NorthWestern to require Black Hills to cease discussions with shareholders or attempt to acquire the company in any other manner. However, if after eight weeks, a merger cannot be agreed upon, Black Hills and NorthWestern should both be free to provide shareholders with the reasons for failing to reach agreement and the shareholders can pursue their interests accordingly.

We are writing this letter to be sure you understand our resolve. We intend to take whatever steps are necessary to protect our investment. Based on the current situation, and assuming no equivalent or better offer from an equally attractive buyer appears, we would fully support the merger with Black Hills that was proposed in the November 21 letter from Black Hills. To that end, we have retained MacKenzie Partners, Inc. as proxy solicitors and encourage other shareholders to contact them at the address below to share their views on the issues raised in this letter.


                                                     Sincerely,


                                                     Philip Falcone

Cc:
Lawrence E. Dennedy
Executive Vice President
Mackenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
Tel. (212) 929-5239 FAX (212) 929-0061

                          Attachment to Letter to Board

Message                                                             Page 1 of 1

Kagan, Howard
--------------------------------------------------------------------------------
From :         Hanson, Mike [Mike.Hanson@northwestern.com]
Sent:          Thursday, November 17, 2005 4:23 PM
To:            Kagan, Howard; rfraley@fortressinv.com
Cc:            Metcalfe, James M; Welch, Jamie; Bird, Brian; Knapp, Tom
Subject:       Revised proposal
Attachments:   Secondary Offering Proposal v2 I I 1705.ppt

For your consideration.




This message is for the named person's use only. It may contain confidential, proprietary or legally privileged information. No confidentiality or privilege is waived or lost by any mistransmission. If you receive this message in error, please immediately delete it and all copies of it from your system, destroy any hard copies of it and notify the sender. You must not, directly or indirectly, use, disclose, distribute, print, or copy any part of this message if you are not the intended recipient. NorthWestern Corporation and its subsidiaries each reserve the right to monitor all e-mail communications through its network.

                                  NORTHWESTERN
                                           ENERGY


                          Secondary Offering Proposal

                               November 17, 2005

                               [GRAPHIC OMITTED]



                     NEW STRENGTH, NEW STRATEGY, NEW ENERGY

                               PROPOSED DETAILS*
--------------------------------------------------------------------------------

     o    Marketed secondary of 6 to 7 million shares

     o    NorthWestern management will assist with road show

     o    NorthWestern to guarantee a floor price of $29.00 per share

          o NorthWestern will pay "top up fee" of any difference below the floor price

          o Fees allocated as follows:

          o Closing price at or below floor price of $29.00 - NorthWestern pays all fees

          o Closing price from $29.00 to $31.00 - NorthWestern and sellers share fees prorata (each 10 cent price movement = 5% of fees)

          o    Closing price above $31.00 - Sellers pay all fees

     o If closing price on the day before the road show is launched equals $26.00 or less, offering is canceled

     o Sellers protected from downside market risk while retaining upside opportunity


*Proposal is subject to approval by NorthWestern's Board of Directors